UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 26, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

Patni’s Q1 Revenues up 31% at

US$ 130 million (Rs. 5,776 million)

Mumbai, 26 April 2006: Patni Computer Systems Limited (Patni), a global IT services provider, today announced its financial results for the first quarter ended 31 March, 2006.

Performance Highlights

Sequential Quarter Review (Q1 2006 v/s. Q4 2005):

•      Revenues higher by 4.8% to US$ 129.85 million (Rs. 5,775.53 million) from US$ 123.90 million (Rs. 5,569.37 million).

•      Gross Profit increase 3.6% to US$ 46.09 million (Rs. 2,050.08 million) from US$ 44.51 million (Rs. 2,000.54 million).

•      Operating income at US$ 17.65 million (Rs. 784.97 million) compared to US$ 18.06 million (Rs. 811.85 million).

•      Net income at US$ 14.44 million (Rs. 642.48 million) compared to US$ 14.70 million (Rs. 660.93 million).

Corresponding Quarter Review (Q1 2006 v/s. Q1 2005):

•      Revenues increase 30.6% to US$ 129.85 million (Rs. 5,775.53 million) from US$ 99.44 million (Rs. 4,337.47 million).

•      Gross Profit higher by 17.4% at US$ 46.09 million (Rs. 2,050.08 million) compared to US$ 39.25 million (Rs. 1,712.02 million).

•      Operating income at US$ 17.65 million (Rs 784.97 million) compared to US $ 19.32 million (Rs 842.78 million).

•      Net income at US$ 14.44 million (Rs. 642.48 million) from US$ 15.64 million (Rs. 682.23 million).

Q1 2006 Business Analysis – sequential quarter perspective

•      Further client diversification as contribution from top client GE reduces to 16.5% from 17.7% in Q4 and 24.9% in Q1 2005. Overall, revenues from other clients in the top 10 increase by 3.9% sequentially.

•      Financial Services, Telecommunications and Product Engineering Services were the key growth areas in the current quarter.

•      Continued geographical diversification: 13.7% sequential growth from non-U.S. regions driven by Europe and Asia Pacific (ex-Japan).

Corporate Developments in Q1 2006:

•      Partnered with Mercer’s HR outsourcing business to support Mercer’s fully integrated solutions offering.

•      Strategic alliance with SAP India to jointly address the SMB market in India.

•      Global partnership to offer application development and migration services on the JBoss Enterprise Middleware Suite.

•      Won a multi-services contract with Disney Mobile for the development of consumer, retail and operational portals and end-to-end system testing.

•      Won a multi-million GBP multi-services telecom contract with The Carphone Warehouse, the UK’s largest independent retailer of mobile communications.

Future Outlook:

•      Revenue growth momentum remains strong - CY2006 revenue guidance maintained at US$ 558-562 million. Full year earnings expected to be lower than the earlier estimate due to:

      - higher than estimated compensation hike.

      - productivity gains from internal efficiency initiatives to take longer than expected Q2 2006 revenues expected to grow by 6%; net income expected at US$ 11.0 million at an exchange rate of Rs. 44.60 to the US dollar.

Notes to this release:

-       Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the first quarter ended 31 March, 2006.

-       U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

-       Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

-       Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

Performance synopsis

In the first quarter of CY 2006 ended 31 March, 2006, Patni’s revenues were at US$ 129.85 million (Rs. 5,775.53 million), higher by 30.6% over US$ 99.44 million (Rs. 4,337.47 million) in Q1 2005. Gross profit was at US$ 46.09 million (Rs. 2,050.08 million), a rise of 17.4% from US$ 39.25 million (Rs. 1,712.02 million). Operating income and income before income taxes (PBT) reported during the quarter were at US$ 17.65 million (Rs. 784.97 million) and US$ 18.88 million (Rs. 839.82 million) respectively, 8.7% and 5.5% lower than the corresponding quarter last year. Net income was at US$ 14.44 million (Rs. 642.48 million), down 7.7% compared to US$ 15.64 million (Rs. 682.23 million) in the corresponding quarter of the previous year. Diluted EPS for the quarter was at US$ 0.10 (Rs. 4.61).

Management comments

Commenting on the Q1 2006 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “Patni has delivered 4.8% sequential growth this quarter, ahead of our initial expectations. During the quarter, several of our client relationships showed encouraging expansion. We forged several new alliances and initiated many new business relationships. Given the visibility of existing relationships, and our expansion into new service lines, verticals and geographies, we reiterate our annual revenue growth guidance. We have transitioned to a gross compensation structure in the US during the current quarter. The costs relating to this transition is in excess of our initial estimates. Additionally, the compensation hike planned in the current year is higher than previously expected. We have been working on improving our operating efficiencies through an internal project called Propel. This initiative is helping in improving our operating efficiencies but gains will take longer than estimated earlier. Under these circumstances, we expect our full year earnings to be lower than the guidance provided earlier.

In Q2 2006, we expect revenue growth of 6% and after tax earnings of US$ 11 million, at an exchange rate of Rs. 44.60 to the US dollar. Traditionally, the second quarter of every year is lower for Patni in terms for earnings, given the increase in salaries and visa costs. Overall, we remain very confident about our business momentum.”

Speaking on the occasion, Mr. Deepak Sogani, Chief Financial Officer, Patni, added: “In Q1 2006, Patni showed strong revenue growth on the back of volume expansion and an increase in the average realized rates. We negotiated rate revision within several ongoing relationships and were also successful in engaging new business at higher rates. We successfully continued the trend of revenue diversification, increasing the contribution from Europe, Asia Pacific, non-GE accounts, telecom and product engineering services. However, profitability has been impacted due to changes in the onsite compensation structure. Our utilization rates were also a slightly lower than budget, and we incurred extraordinary costs of about US$ 2.0 million during the quarter, including professional fees, ADR related forex loss and the prior period tax charges.”

Corporate developments

Mercer HR Services to establish offshore global operations center in partnership with Patni

Mercer HR Services plans to establish a global operations center in Noida, near New Delhi, to support continued global growth in fully integrated HR outsourcing solutions. Patni is partnering with Mercer in this initiative.

Patni partners with SAP to target the SMB sector in India

Patni and SAP India have entered into a strategic alliance to jointly address the SMB market in India. Under the SAP SMB Partner program, Patni will bundle the SAP license in their service offerings and will provide end-to-end mySAP ERP solutions.

Patni selected for multi-services telecom deal by The Carphone Warehouse

Patni won a multi-million GBP multi-services telecom contract with The Carphone Warehouse, the UK’s largest independent retailer of mobile communications. Patni will support The Carphone Warehouse’s delivery platform encompassing fixed line, wireless and Mobile Virtual Network Operator (MVNO) capabilities for the pan-European market.

JBoss and Patni Establish Global Partnership to Drive Open Source Solutions

Patni entered into a global alliance to offer application development and migration services to enterprises deploying solutions on the JBoss Enterprise Middleware Suite (JEMS™). Patni will be fully equipped to provide the latest services and technologies based on the JEMS platform. JBoss and Patni will implement a Go-to-Market program that accelerates enterprise migration to JEMS.

Patni enters into IT Services Agreement with Disney Mobile

Patni entered into a multi-services contract with Disney Mobile - provider of a new mobile phone service designed just for families. Patni will be responsible for the development of consumer, retail and operational portals and end-to-end system testing across multiple vendors and technologies.

Management Discussion & Analysis of Performance

Revenues

Patni’s Q1 2006 revenues were higher by 4.8% sequentially to US$ 129.85 million (Rs. 5,775.53 million) from US$ 123.90 million (Rs. 5,569.37 million) in the preceding quarter. This exceeds the management’s guidance of US$ 126.4 million, or 2% expected sequential growth for the quarter. Growth was achieved across key clients, geographies, verticals and technology segments. Overall, there was expansion in billing volumes and realized rates showed improvement due to price revisions in some key relationships and gains from productivity of resources.

Revenues in Q1 2006 improved by 30.6% compared to the corresponding quarter last year.

Cost of revenues

Cost of revenues during Q1 2006 was at US$ 80.77 million (Rs. 3,592.80 million), up 5.5% sequentially from US$ 76.55 million (Rs. 3,440.81 million) in Q4 2005. The key variances since the preceding quarter were:

•      Higher onsite compensation – US$ 1.8 million impact from the transition of US onsite resources to a gross (of payroll taxes) compensation structure.

•      Lower utilization leading to higher salary cost of US$ 1.4 million.

•      ESOP compensation cost of US$ 0.4 million.

On a corresponding quarter comparison basis, cost of revenues was higher by 40.1% in Q1 2006 from US$ 57.67 million (Rs. 2,515.57 million) in Q1 2005.

Depreciation on direct assets

In Q1 2006, depreciation on direct assets was higher by 4.7% sequentially at US$ 2.98 million (Rs. 132.65 million) from US$ 2.85 million (Rs. 128.02 million) in Q4 2005. On a corresponding quarter basis, direct depreciation was higher by 18.4% from US$ 2.52 million (Rs. 109.88 million) in Q1 2005.

Gross profit

In Q1 2006, gross profit rose by 3.6% to US$ 46.09 million (Rs. 2,050.08 million) compared to US$ 44.51 million (Rs. 2,000.54 million) in the previous sequential quarter. Compared to the corresponding quarter last year, gross profit was higher by 17.4% from US$ 39.25 million (Rs. 1,712.02 million).

SG&A expenses

In Q1 2006, SG&A expenses increased by 12.9% over the sequentially preceding quarter to US$ 25.96 million (Rs. 1,154.47 million).

Sales and marketing expenses in the quarter under review increased by 5.8% at US$ 10.03 million (Rs. 446.25 million), compared to US$ 9.49 million (Rs. 426.39 million) in the previous sequential quarter. G&A expenses were higher by 18.0% at US$ 15.92 million (Rs. 708.22 million) in Q1 2006 compared to US$ 13.49 million (Rs. 606.55 million) in Q4 2005.

The increase in SG&A expenses was largely due to further recruitment and transition of onsite resources to a gross compensation structure (additional cost of US$ 0.4 million) and ESOP compensation costs (US$ 0.4 million). Apart from this, Patni’s indirect expenditure (G&A) base expanded due to additional professional fee payments (higher by US$ 0.6 million) and annual corporate events (additional cost of US$ 0.5 million).

On a corresponding quarter basis, sales and marketing expenses have increased by 20.5% while G&A expenses are up 44.5% from US$ 8.33 million and US$ 11.02 million respectively.

Depreciation on SG&A assets

In Q1 2006, depreciation on Patni’s SG&A assets was at US$ 1.36 million (Rs. 60.49 million), higher by 0.6% compared to the previous sequential quarter. Depreciation charged on SG&A assets was higher by 70.6% over the corresponding quarter last year.

Provision for doubtful debts

In Q1 2006, a provision of US$ 0.13 million (Rs. 5.95 million) was made for doubtful debts compared to a provision reversal of US$ 0.23 million (Rs. 10.20 million) in Q4 2005.

Foreign exchange gain/loss

During the quarter, Patni recorded foreign exchange loss of US$ 0.99 million (Rs. 44.20 million) as against a loss of US$ 2.34 million (Rs 105.21 million) reported in Q4 2005.

Operating income

In Q1 2006, operating income was lower by 2.3% sequentially at US$ 17.65 million (Rs. 784.97 million) compared to US$ 18.06 million (Rs. 811.85 million) in the preceding quarter. Operating income was 8.7% lower as compared to US$ 19.32 million (Rs. 842.78 million) in the corresponding quarter last year. Operating margin was at 13.6% in Q1 2006 compared to 14.6% in Q4 2005.

Other income

Other income (including interest and dividend income, net of interest expenses, profit / loss on sale of investments and other income) was at US$ 1.23 million (Rs. 54.85 million) in Q1 2006, higher by 100.0% from US$ 0.62 million (Rs. 27.70 million) in Q4 2005. In Q1 2006, Patni incurred a forex loss of about US$ 1 million on account of revaluation of ADR proceeds.

Other income was 85.8% higher than the corresponding quarter last year - US$ 0.66 million (Rs. 28.93 million).

Profit before tax

Profit before tax in Q1 2006 was US$ 18.88 million (Rs. 839.82 million), which was higher by 1.1% over the previous sequential quarter and lower by 5.5% over the corresponding quarter last year.

Income taxes

In Q1 2006, Patni provided US$ 4.44 million (Rs. 197.34 million) for taxation, 11.7% higher than US$ 3.97 million (Rs. 178.62 million) in Q4 2005. This rise is on account of prior year assessment demand of US$ 0.5 million in India. The income tax provision in Q1 2006 was 2.1% higher than the corresponding quarter last year.

Net income

Net income in Q1 2006 was lower by 1.8% at US$ 14.44 million (Rs. 642.48 million) compared to US$ 14.70 million (Rs. 660.93 million) in Q4 2005. Net income in Q1 2006 was lower by 7.7% compared to the corresponding quarter last year.

Earnings per share

Diluted earnings per share for Q1 2006 were at US$ 0.10 per share (Rs. 4.61 per share) compared to US$ 0.11 per share (Rs. 5.09 per share) in Q4 2005 and US$ 0.12 per share (Rs. 5.38 per share) in Q1 2005.

Balance Sheet/Cash Flow perspective

At the close of Q1 2006, cash and cash equivalents (including short term investments) were at US$ 284.20 million (Rs. 12,641.07 million) compared to US$ 290.60 million (Rs. 13,062.30 million) at the close of Q4 2005 and US$ 158.11 million (Rs. 6896.92 million) at the close of Q1 2005. During the quarter under review, US$ 11.28 million was used towards capital expenditure.

Revenue analysis

Top clients

During Q1 2006, revenues from Patni’s largest client GE reduced by 2.4% as compared to the previous sequential quarter. In Q3 2005, GE revenues had shown a spike on account of certain specific project opportunities, which partly flowed into Q4 2005 revenues. These revenues have since reverted to normalized levels. In addition, part of the erstwhile GE revenue base is now classified under Genworth since Q4 2005. Revenue contribution from GE was at 16.5% during Q1 2006 compared to 17.7% in Q4 2005 and 24.9% in Q1 2005.

Revenue contribution by top 10 clients was at 55.3% during Q1 2006 compared to 56.9% in Q4 2005 and 62.5% in Q1 2005. On a sequential quarter basis, revenue contribution from this segment was higher by 1.95%. On a last year’s corresponding quarter basis it was higher by 15.57%.

Revenues from clients outside the top 10 increased by 8.55% compared to the previous sequential quarter. Such revenues have also increased by 55.62% compared to the corresponding quarter last year –.

Active / million-dollar relationships

The number of million-dollar relationships remained unchanged at 61 in Q1 2006 as compared to Q4 2005. The number of active relationships moved from 199 in Q4 2005 to 206 in Q1 2006.

In the same quarter last year, Patni had 181 active customers and 46 million-dollar customers.

Client acquisition data

During Q1 2006, Patni acquired 20 new clients. The momentum of new client acquisition has remained healthy over the last few quarters and the focus is on the creation of strategic relationships with customers.

Vertical focus

Patni continues to achieve greater vertical diversification in its business. During Q1 2006, revenues from financial services, telecom and product engineering verticals were the key revenue drivers, growing by 6.3%, 13.7% and 7.9% respectively. These verticals have also expanded significantly compared to the corresponding quarter last year – by 33.5%, 81.4% and 112% respectively.

Patni’s objective is to create strong practices in key verticals and technologies. Over the last two years, new practices have been created in the areas of telecom, ISV and product engineering which have made a substantial contribution to growth.

Geographical contribution

During Q1 2006, U.S. revenues were higher by 3.1% sequentially and 26.6% over the corresponding quarter last year. Revenues from the U.S. contributed 83.0% of overall revenues in Q1 2006. Revenues from several other regions showed strong sequential expansion. Europe grew 21.2%, Japan 4.2% and Asia Pacific 31.0%. Overall, non-U.S. revenues grew by 13.7% in Q1 2006 as compared to Q4 2005.

Fixed price / T&M contracts

In Q1 2006, revenues from fixed price contracts contributed 37.3% to overall revenues as compared to 39.3% in Q4 2005 and 40.2% in Q1 2005. FP revenues declined by 0.4% on a sequential quarter basis. T&M project revenues were higher by 8.2% over the previous sequential quarter and by 36.7% over the corresponding quarter last year.

Volumes, utilization and attrition

In Q1 2006, offshore effort contribution was at 66.3% compared to 66.4% in the previous sequential quarter and 62.9% in the corresponding quarter last year.

Utilization was at 67.8% in Q1 2006 compared to 68.6% in Q4 2005. The Patni management has indicated a long-term utilization comfort range of 67-72%.

During quarter under review, attrition increased to 20.3% from 18.6% in Q4 2005 and 18.3% in Q1 2005.

- ENDS -

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI) is a global IT Services provider servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, manufacturing, financial services, telecommunications, and its technology-focused practices.

With employee strength of over 12,000 and multiple offshore development facilities across eight cities, Patni has 23 international offices across the Americas, Europe and Asia-Pacific. Patni has registered revenues of US$ 450.3 million for the year 2005.

Patni’s service offerings include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001:2000 certified and SEI-CMMi Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

For more information on Patni please visit http://www.patni.com

Attached Results and analysis tables

•      Consolidated Statement of Income (US$)

•      Consolidated Statement of Income (INR): based on convenience translation

Earnings Release over the wire services	• Morning of April 26, 2006 (Night of April 25 2006 ET, afternoon of April 26 2006 Singapore local time)

Earnings Call Timing	• 6:00-7:00 pm IST (8:30-9:30 am ET, 8:30-9:30 pm Singapore local time) on Wednesday, April 26 2006

India Toll	• +91 22 2781 2277/ 5591 7977

Toll free dial-in for International Participants	• US: 877-209-0463 • UK: 0800-917-4860 • Singapore: 800-101-1350 • Hong Kong: 800-901-700 • Japan: 005-311-6020 • US / International Toll number: +1-706-643-0243	Conference ID: 8041701#

India Playback Facility	• Available from 26 April - 29 April 2006 at: +91-22-2788 0506/ 5591 7979

Playback Facility for US/ International Participants	• Available from 26 April - 28 April 2006 at: US Toll-free: 800-642-1687 International Toll number: +1-706-645-9291	Conference ID: 8041701#

Audio webcast on www.patni.com	• Available live and an archive of the event can be accessed till May 15, 2006.

Transcript of the call will be available within three working days at www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Gurpreet Singh, Patni Computer Systems at +91-22-6693 0500; investors@patni.com

Vaishali Kariya, Patni Computer Systems at +91-22-6693 0500; investors@patni.com

Shiv Muttoo, Citigate Dewe Rogerson at +91-22-4007 5036; shiv@cdr-india.com

U.S. investors:

Gaurav Agarwal, Patni Computer Systems at +1-617-914-8000; investors@patni.com

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.  The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF INCOME (US$ ‘000)

Particulars	Q1 2006	Q1 2005	Shift %	Q4 2005	Shift %	2005
Revenues	129,846	99,438	30.6	123,902	4.8	450,332
Cost of revenues	80,773	57,670	40.1	76,547	5.5	278,068
Depreciation	2,982	2,519	18.4	2,848	4.7	10,413
Gross Profit	46,090	39,248	17.4	44,506	3.6	161,851
Sales and marketing expenses	10,033	8,327	20.5	9,486	5.8	36,063
General and administrative expenses	15,922	11,021	44.5	13,494	18.0	49,018
Depreciation	1,360	797	70.6	1,352	0.6	4,800
Provision for doubtful debts and advances	134	42	216.3	(227)	(159.0)	(152)
Foreign exchange (gain) / loss, net	994	(260)	(481.8)	2,341	(57.5)	1,693
Operating income	17,648	19,321	(8.7)	18,061	(2.3)	70,429
Initial public offering related expenses	—	—	—	—	—	—
Other income / (expense), net	1,232	663	85.8	616	100.0	4,241
Income before income taxes	18,880	19,984	(5.5)	18,677	1.1	74,670
Income taxes	4,437	4,344	2.1	3,974	11.7	13,803
Net income	14,443	15,640	(7.7)	14,704	(1.8)	60,867
Earning per share
- Basic	$0.10	$0.13		$0.12		$0.48
- Diluted	$0.10	$0.12		$0.11		$0.48

CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	Q1 2006	Q1 2005	Q4 2005	2005
Exchange rate	44.48	43.62	44.95	44.95
Revenues	5,775,534	4,337,467	5,569,374	20,242,423
Cost of revenues	3,592,801	2,515,568	3,440,809	12,499,165
Depreciation	132,652	109,881	128,020	468,056
Gross Profit	2,050,080	1,712,018	2,000,544	7,275,202
Sales and marketing expenses	446,247	363,235	426,387	1,621,024
General and administrative expenses	708,220	480,752	606,547	2,203,370
Depreciation	60,486	34,764	60,755	215,754
Provision for doubtful debts and advances	5,953	1,846	(10,204)	(6,830)
Foreign exchange (gain) / loss, net	44,203	(11,354)	105,213	76,107
Operating income	784,970	842,775	811,847	3,165,777
Initial public offering related expenses	—	—	—	—
Other income / (expense), net	54,852	28,933	27,695	190,623
Income before income taxes	839,822	871,708	839,542	3,356,400
Income taxes	197,339	189,482	178,617	620,445
Net income	642,483	682,226	660,925	2,735,955
Earning per share
- Basic	4.66	5.46	5.17	21.76
- Diluted	4.61	5.38	5.09	21.47

Patni Computer Systems Limited	FAX to SE

Registered Office : S-1A Irani Market Compound, Yerawada, Pune - 411 006, India.

Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2006, prepared as per US GAAP

	USD in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2006	2005	2005
	(Unaudited)	(Unaudited)	(Audited)

Revenues	129,846	99,438	450,332
Cost of revenues	83,756	60,189	288,481
Gross profit	46,090	39,249	161,851
Selling, general and administrative expenses	27,448	20,188	89,729
Foreign exchange (gain) / loss, net	994	(260)	1,693
Operating income	17,648	19,321	70,429
Interest and dividend income	2,765	900	4,190
Interest expense	(776)	(222)	(2,044)
Gain on sale of investments, net	68	62	1,128
Other income/(expense), net	(825)	(77)	967
Income before income taxes	18,880	19,984	74,670
Income taxes	4,437	4,344	13,803
Net Income	14,443	15,640	60,867
Earning per share
- Basic	0.10	0.13	0.48
- Diluted	0.10	0.12	0.48
Weighted average number of common and redeemable common shares used in computing earnings per share
- Basic	137,818,174	125,018,047	125,736,592
- Diluted	139,511,561	126,765,051	127,457,632
Total assets	567,572	378,647	552,051
Cash and cash equivalents	60,652	33,641	148,820
Investments in mutual funds	223,545	124,473	141,776

Notes:

(1)   The above financial results have been reviewed under SAS 100 by the Independent Accountants of the Company.

(2)   The above statement of financial results were taken on record by the Board of Directors at the adjourned meeting held on 26 April, 2006

(3)   The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (‘US GAAP’). All inter-company transactions and balances have been eliminated on consolidation.

(4)   The subsidiaries considered in the consolidated financial statements as at 31 March 2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, The Reference Inc, Patni Telecom Solutions Inc.,Patni Telecom Solutions Private Limited, Patni Telecom Solutions(UK) Limited, Cymbal Information Services(Thailand) Limited

(5)   Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada, Pune - 411 006, India.

Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation

	Rs. in thousands except share data
	Quarter ended 31 March		Year Ended 31 December
	2006	2005	2005
	(Unaudited)	(Unaudited)	(Audited)

Exchange Rate (Rs.)	44.48	43.62	44.95

Revenues	5,775,534	4,337,467	20,242,423
Cost of revenues	3,725,454	2,625,449	12,967,221
Gross profit	2,050,080	1,712,018	7,275,202
Selling, general and administrative expenses	1,220,907	880,597	4,033,319
Foreign exchange (gain) / loss, net	44,203	(11,354)	76,107
Operating income	784,970	842,775	3,165,777
Interest and dividend income	123,003	39,255	188,330
Interest expense	(34,518)	(9,702)	(91,878)
Gain on sale of investments, net	3,044	2,723	50,704
Other income/(expense), net	(36,677)	(3,343)	43,467
Income before income taxes	839,822	871,708	3,356,400
Income taxes	197,339	189,482	620,445
Net Income	642,483	682,226	2,735,955
Earning per share
- Basic	4.66	5.46	21.76
- Diluted	4.61	5.38	21.47
Total assets	25,245,597	16,516,583	24,814,683
Cash and cash equivalents	2,697,797	1,467,399	6,689,441
Investments in mutual funds	9,943,271	5,429,522	6,372,828

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned to not rely on such translated amounts.

By Order of the Board

for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
26 April 2006	Chairman and Chief Executive Officer

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada, Pune - 411 006, India.

Corporate Office :  Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2006, as per Indian GAAP.

	Rs. in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2006	2005	2005
	(Audited)	(Audited)	(Audited)

Income
Sales and service income	5,749,578	4,336,811	19,869,306
Other income	148,272	45,708	381,932
	5,897,850	4,382,519	20,251,238

Expenditure
Personnel costs	3,223,502	2,349,688	11,197,700
Selling, general and administration costs	1,519,405	982,115	4,931,281
Depreciation (net of transfer from revaluation reserves)	192,621	151,371	678,077
Interest costs	34,486	14,449	81,234

	4,970,014	3,497,623	16,888,292

Profit for the period / year before prior period items and taxation	927,836	884,896	3,362,946

Prior period items	—	—	909,687

Profit for the period / year before taxation	927,836	884,896	2,453,259
Provision for taxation (prior periods)			(196,413)
Provision for taxation - Fringe benefits	11,818	—	31,977
Provision for taxation	209,949	205,457	630,602

Profit for the period / year after taxation	706,069	679,439	1,987,093

Paid up equity share capital (Rs. per equity share of Rs. 2 each)	275,739	250,130	275,597

Reserves excluding revaluation reserves			20,962,256

Earnings per share (Rs. per equity share of Rs.2 each)
- Basic	5.12	5.43	15.80
- Diluted	5.05	5.36	15.59

Notes:

(1)   The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 -  “Consolidated Financial Statements “ issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financials statements are prepared using uniform accounting policies across the Group.

(2)   The subsidiaries considered in the consolidated financial statements as at 31 March 2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, The Reference Inc, Patni Telecom Solutions Inc.,Patni Telecom Solutions Private Limited, Patni Telecom Solutions(UK) Limited, Cymbal Information Services(Thailand) Limited.

(3)   Paid up equity share capital does not include Rs 3,257 (2005 : Rs NIL ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

(4)   Segment Information:

As on 31 March 2006 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	910,398	1,387,756	1,169,447	1,079,167	230,518	576,659	395,634	5,749,578
Sundry debtors	507,081	749,208	787,898	583,244	117,679	449,252	297,121	3,491,483
Cost and estimated earnings in excess of billings	168,743	351,182	240,989	468,947	110,142	107,743	98,413	1,546,159
Billings in excess of cost and estimated earnings	(5,116)	(12,719)	(24,705)	—	(1,654)	(10,673)	(12,429)	(67,296)
Advance from customers	(4,426)	(1,306)	(3,015)	—	(1,742)	(980)	(322)	(11,791)

As on 31 March 2005 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	665,086	1,324,820	958,587	597,462	225,945	264,523	300,388	4,336,811
Balances at 31 December 2005
Sundry debtors	591,486	714,793	747,836	394,507	162,309	330,142	289,039	3,230,112
Cost and estimated earnings in excess of billings	116,184	232,032	160,162	412,979	73,212	135,558	45,936	1,176,063
Billings in excess of cost and estimated earnings	(8,492)	(17,280)	(34,186)	(20,351)	(3,113)	(9,378)	(13,130)	(105,930)
Advance from customers	(54,467)	(4,277)	(3,242)	—	(76)	—	(583)	(62,645)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

(5)   Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada, Pune-411 006, India.

Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

			Rs. in thousands
	Quarter ended 31 March		Year ended 31 December
	2006	2005	2005

Consolidated net income as per Indian GAAP	706,069	679,439	1,987,093
Income taxes	12,366	20,761	(52,991)
Fixed assets and depreciation	66	(6,815)	7,164
Foreign currency differences	(33,988)	20,275	51,364
Employee retirement benefits	5,906	(22,289)	(22,082)
ESOP related compensation cost	(39,712)	—	—
Others	127	19	(1,845)
Business acquisition	(9,667)	(8,224)	(32,754)
Prior period adjustment	—	—	746,661
Total	(64,902)	3,727	695,517
Consolidated net income as per US GAAP	641,167	683,166	2,682,610

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada, Pune - 411 006, India.

Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2006, as per Indian GAAP (Standalone)

	Rs. in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2006	2005	2005
	(Audited)	(Audited)	(Audited)
Income
Sales and service income	2,312,230	1,867,903	8,755,962
Other income	108,666	109,899	362,660
	2,420,896	1,977,802	9,118,622
Expenditure
Personnel costs	1,016,343	831,655	3,928,003
Selling, general and administration costs	564,702	387,755	2,063,700
Depreciation	167,172	135,977	600,264
Interest costs	18,932	14,449	40,787
	1,767,149	1,369,836	6,632,754

Profit for the period / year before prior period items and taxation	653,747	607,966	2,485,868
Prior period items	—	—	43,423
Profit for the period / year before taxation	653,747	607,966	2,442,445

Provision for taxation (prior periods)	—	—	113,196
Provision for taxation-Fringe benefits	11,500	—	30,349
Provision for taxation	141,644	100,609	354,771

Profit for the period / year after taxation	500,603	507,357	1,944,129

Paid up equity share capital (Rs. per equity share of Rs 2 each)	275,739	250,130	275,597
Reserves excluding revaluation reserves			20,135,730

Earnings per equity share of Rs 2 each
- Basic	3.63	4.06	15.46
- Diluted	3.58	4.00	15.25

Notes

(1)   The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 26 April 2006.

(2)   The Board of directors at the adjourned meeting held on 1 February 2006 recommended a final dividend of 125% for the year 2005, subject to approval of the members.

	Quarter ended 31 March		Year ended 31 December
	2006	2005	2005
Dividend per share (Par value of Rs. 2/- each)	N.A	N.A	2.50
Percentage	N.A	N.A	125%

(3)   Investor complaints for the quarter ended 31 March 2006:

Pending as on 1 January 2006	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	5	5	—

(4)   Statement of Utilisation of ADS Funds as of 31 March 2006

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			3,852,500
2 Held as bank balance pending utilisation			1,517,356
Total			5,369,856

(5)   Aggregate of Non-Promoter Shareholding

	As of 31 March		As of 31 December
	2006	2005	2005
- Number of Shares	76,276,581	61,072,407	76,205,597
- Percentage of Shareholding	55.33%	48.83%	55.30%

6      Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

7      Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 26 April 2006.

By Order of the Board

for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
26 April 2006	Chairman and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 26, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary